Exhibit 99.1

BGM Acquires YX to Strengthen AI Strategy for Its Intelligent Platform

CHENGDU, China, March 19, 2025 (PRNewswire) -- BGM Group Ltd. (the “Company” or BGM) (NASDAQ: BGM) today announced that it has signed a definitive agreement with the existing shareholders of YX Management Company Ltd. (“YX”), a smart mobility technology company. Under the agreement, BGM will acquire 100% of the equity interests of YX by issuing 47.5 million class A ordinary shares to its existing shareholders, valuing YX at US$95.0 million. This acquisition is based on the exceptional expertise and experiences of the YX team in scalable operations, digital infrastructure development, and technology commercialization. The integration of this team will accelerate the AI-driven strategic upgrade of BGM’s intelligent platform, DuXiaoBao, injecting new momentum into the Company’s future growth. The transaction is expected to be completed by June 2025. As a result, YX’s existing shareholders will collectively hold approximately 32.8% of BGM’s total outstanding and issued ordinary shares and approximately 2.2% of its voting power.

The YX team comprises proven executives and technology experts from China’s leading internet companies, including Alibaba and Didi. They bring extensive experience in building and optimizing large-scale platforms. Its core members have played pivotal roles in major projects such as Taobao Mobile, Fliggy Travel, Didi’s ride-hailing services, and China’s national health code system, leading initiatives in large-scale user system architecture, digital transformation of complex business processes, and AI-driven commercialization. The team not only possesses deep expertise in scalable operations and complex system architecture but also extensive experience in public-private partnerships, cross-sector resource integration, and AI applications. Their addition will bring proven business model optimization, strong industry collaboration networks, and forward-looking technology commercialization strategies, further advancing the technological evolution and business expansion of DuXiaoBao.

Mr. Chen Xin, CEO of BGM, commented: “The integration of the YX team with DuXiaoBao will create a ‘multiplier effect’ through deep industry breakthroughs, digital technology reinvention, and ecosystem synergy. Their expertise in large-scale platform development, AI commercialization, and industry collaboration will accelerate the deployment of AI technologies and drive the transformation of our core business towards AI Agents. This will further strengthen BGM’s leadership in intelligent and digital technology innovation. Their operational experience, commercially viable strategies, and resource synergy will establish AI as a powerful engine for the Company’s value growth, ensuring long-term and sustainable returns.”

About BGM Group Ltd。

BGM Group Ltd. has a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals.

In terms of AI application implementation, the group relies on big data mining and AI Agent technology, and utilizes the two platforms of Du Xiao Bao and Bao Wang to provide comprehensive and professional AI solutions and intelligent robot services for insurance companies, insurance brokers, and consumers. Its services cover multiple key scenarios such as sales and marketing, underwriting assessment, claims processing, and customer service. The group is capable of analyzing consumer data, building consumer profiles, accurately predicting insurance needs, and providing highly customized services for consumers.

In the field of biopharmaceuticals, the group's biopharmaceutical division mainly produces oxytetracycline API, crude heparin sodium, and licorice preparations, which are widely supplied to the global animal husbandry, pharmaceutical, and drug retail markets. The group deeply integrates AI-assisted decision-making into every link of production and manufacturing, achieving supply chain optimization, process efficiency improvement, and market trend prediction. This provides scientific decision-making basis for the management and offers high-quality products and precise services for consumers.

Forward-looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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SOURCE: BGM Group Ltd